SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D*
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                                  Nestor, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   641074109
                                 (CUSIP Number)

                                 Jane Katz Crist
             12400 Wilshire Blvd., Suite 400, Los Angeles, CA 90025
                                 (310) 207-9818
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 September 13, 2001
             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)


-----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP NO. 641074109                     13D                  PAGE 2 OF 8 PAGES


 -----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                  NTS Investors, LLC  95-4838401
 -----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [ ]
------------------------------------------------------------------------------
     (3)    SEC USE ONLY
------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                                            PF
------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                    Delaware
------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
SHARES                  16,757,368
          --------------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
OWNED BY                   -0-
          --------------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
REPORTING              17,757,368
          --------------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                         -0-
------------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                      17,757,368
------------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-------------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                       34.6%
-------------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                                           OO
-------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP NO. 641074109                     13D                  PAGE 3 OF 8 PAGES
-------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                 David A. Polak
-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [ ]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY
-------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                     PF
-------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
-------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
SHARES                  16,757,368
          ---------------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
OWNED BY                   -0-
          ---------------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
REPORTING             17,757,368
          ---------------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                       -0-
-------------------------------------------------------------------------------
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                      17,757,368
-------------------------------------------------------------------------------
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-------------------------------------------------------------------------------
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                   34.6%
-------------------------------------------------------------------------------
     (14)    TYPE OF REPORTING PERSON **
                   IN
-------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!




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CUSIP NO. 641074109                     13D                  PAGE 4 OF 8 PAGES

Item 1.     Security and Issuer.

         This statement on Schedule 13D (this "Schedule 13D") relates to the common stock, no par (the "Common Stock") and a non-qualified stock option (the "Option") of Nestor, Inc. (the "Company"). The Company's principal executive offices are located at One Richmond Square, Providence, Rhode Island 02906.

Item 2.     Identity and Background.

     (a)  This statement is filed by:

          (i) NTS Investors, LLC, a Delaware limited liability company("NTS"), with respect to the shares of Common Stock and Option directly owned by it; and

          (ii) Mr. David A. Polak ("Mr. Polak") with respect to the shares of Common Stock and Option directly owned by NTS. The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

     (b) The address of the principal business and principal office of NTS is 2049 Century Park East, 4th Floor, Los Angeles, California 90067. The business address of Mr. Polak is 2049 Century Park East, 4th Floor, Los Angeles, California 90067.

     (c) The principal business of NTS is to invest in the Company and/or its subsidiaries. Mr. Polak serves as the Managing Member of NTS.

     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) NTS is a limited liability company organized under the laws of the State of Delaware. Mr. Polak is a United States citizen.

Item 3.     Source and Amount of Funds and Other Consideration.

         This Schedule 13D is being filed in accordance with Rule 13d-1(a) because NTS now holds more than 5% of the Company's securities.

         NTS acquired 16,757,368 shares of Common Stock of the Company as a result of (a) the merger of the Company into the Company's subsidiary, Nestor Traffic Systems, Inc. ("Nestor Traffic") on September 13, 2001 (the "Merger"),
(b) the cancellation on September 13, 2001 of a $4,000,000 secured note to Nestor Traffic in exchange for Common Stock of the Company pursuant to the terms of a Secured Note Agreement dated January 9, 2001 (the "Secured Note Agreement")(1) between the Company, Nestor Traffic and NTS, and (c) an additional investment of $4,000,000 by NTS on September 13, 2001. The sources of funds for the secured note and the additional investment were the personal funds of the members of NTS. Mr. Polak does not directly own any shares of Common Stock.


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CUSIP NO. 641074109                     13D                  PAGE 5 OF 8 PAGES


(1) Pursuant to the terms of the Secured Note Agreement, the Company, Nestor Traffic and NTS agreed to take all of the steps necessary to effect a merger or other similar transaction between the Company and Nestor Traffic. Upon consummation of the merger, the Secured Note Agreement provided that NTS Investors would increase its investment in Nestor Traffic to an aggregate amount of at least $7,500,000 or up to a maximum of $8,000,000, and in exchange for such maximum additional funding, NTS would acquire 33.34% of the issued and outstanding common stock of Nestor.

         At about the same time, NTS and the Company entered into an Investor's Agreement whereby the Company granted a non-qualified stock option to NTS (the "Option") to purchase up to an aggregate of one million shares of the Common Stock at an exercise price of $1.28 per share. The Option expires three years from September 13, 2001. The form of the Investor's Agreement is attached as
Exhibit 1 to this Schedule 13D. Mr. Polak does not directly own the Option.

         The preceding summary of the Investor's Agreement does not purport to be complete. Reference is made to the full text of the Investor's Agreement that is filed as Exhibit 1 to this statement and is incorporated in this Schedule 13D by this reference.

Item 4.     Purpose of the Transaction.

     The purpose of the acquisition of the shares of Common Stock and the Option by the Reporting Persons is for investment. In connection with NTS' additional investment of $4,000,000 into the Company and the Merger, NTS entered into a Stockholders' Agreement with the Company, Alan Wiener, Alvin Siteman and Robert Carroll, (the "Stockholders' Agreement") pursuant to which these stockholders have the right to designate individuals to serve as the Company's directors.

         Pursuant to the Stockholders' Agreement, NTS shall be entitled to designate one-third of the members of the Company's board of directors as long as NTS and its affiliates own at least 25% of the Company's outstanding common stock; NTS shall be entitled to designate two-ninths of the members of the Company's board of directors if NTS and its affiliates own less than 25% but more than 15% of the Company's common stock; NTS shall be entitled to designate one-ninth of the members of the Company's board of directors if NTS and its affiliates own less than 15% but more than 5% of the Company's common stock. The parties also agreed that if the Company's board of directors is enlarged beyond nine members, each of NTS, Messrs. Wiener, Siteman and Carroll shall be given the right to designate an additional number of directors proportionate to the number of directors each of them had previously designated. The Stockholders' Agreement shall terminate upon the earlier to occur of: (i) four years after the effective date of the Merger; or (ii) the date on which NTS (and its affiliates) own less than five percent of the Company's outstanding stock; provided that the Stockholders' Agreement shall terminate with respect to any stockholder who is a party when such stockholder and/or his affiliates no longer own any shares of the Company's common stock.

         The preceding summary of the Stockholders' Agreement does not purport to be complete. Reference is made to the full text of the Stockholders' Agreement that is filed as Exhibit 2 to this statement and is incorporated in this Schedule 13D by this reference.


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CUSIP NO. 641074109                     13D                  PAGE 6 OF 8 PAGES

         The Agreement and Plan of Merger by and between the Company, Nestor Merger Sub Corp. and Nestor Traffic (the "Merger Agreement") provides NTS with additional anti-dilutive rights. Specifically, with respect to options or warrants issued to, or for the benefit of, non-employee members of the Company's board of directors of either the Company or Nestor Traffic, Alan M. Wiener, Herbert S. Meeker and Robert M. Carroll outstanding at the effective time of the merger, and certain common stock purchase warrants issued to others, which in the aggregate are equal to approximately 5,000,000 warrants (collectively, the "Stock Rights"), NTS shall have the right: (i) to purchase for cash (or such other consideration as is being paid for the exercise of such Stock Rights), at the same exercise price at which such Stock Right has been exercised, such number of additional shares of the Company's Common Stock, equal to one-half of the number of shares of the Company's Common Stock into which such Stock Right has been converted or exchanged, as the case may be.

         The preceding summary of the Merger Agreement does not purport to be complete. Reference is made to the full text of the Merger Agreement that is filed as Exhibit 3 to this statement and is incorporated in this Schedule 13D by this reference.

         Each of the Reporting Persons may make further purchases of shares of Common Stock from time to time and may dispose of any or all of the shares of Common Stock held by him or it at any time. Except in Mr. Polak's capacity as a director of the Company, or as set forth in this Item 4 or as provided in the Stockholders' Agreement or the Investor's Agreement, or as otherwise referred to or described in this Schedule 13D, neither NTS nor Mr. Polak have any present plans or proposals which would relate to or result in any of the matters set forth in subparagraphs (b) - (j) of Item 4 of Schedule 13D.

         Each of the Reporting Persons may, at any time and from time to time, review or reconsider his or its position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

Item 5.  Interest in Securities of the Issuer.

      A. NTS Investors, LLC

     (a)   Aggregate number of shares and Option beneficially owned: 17,757,368

                 Percentage: 34.6%

           Aggregate number of shares beneficially owned: 16,757,368 Option to acquire 1,000,000 shares The percentages used herein and in this
           Schedule 13D are based upon the Company's pro-forma financial statements in the Company's Form S-4 filed on August 6, 2001.

     (b)   1. Sole power to vote or direct vote: 16,757,368
           2. Shared power to vote or direct vote: -0-
           3. Sole power to dispose or direct the disposition: 17,757,368 including Option to acquire 1,000,000 shares
           4. Shared power to dispose or direct the disposition: -0-

     (c) NTS did not enter into any transactions in the Common Stock of the Company within the last sixty days.

     (d) Apart from Mr. Polak, under the terms of the operating agreement of NTS, other members of NTS who own approximately 62.5% of NTS would share accordingly in dividends and any proceeds from the sale by NTS of the Common Stock or the shares underlying the Option.

     (e)   Not applicable.

CUSIP NO. 641074109                     13D                  PAGE 7 OF 8 PAGES

      B.  David A. Polak

     (a)   Aggregate number of shares and Option beneficially owned: 17,757,368
                        Percentage: 34.6%
            Aggregate number of shares beneficially owned: 16,757,368
            Option to acquire 1,000,000 shares
            The percentages used herein and in this Schedule 13D are based upon the Company's pro-forma financial statements in the Company's Form S-4 filed on August
             6, 2001.

     (b)   1. Sole power to vote or direct vote: 16,757,368
           2. Shared power to vote or direct vote: -0-
           3. Sole power to dispose or direct the disposition: 17,757,368 including Option to acquire 1,000,000 shares
           4. Shared power to dispose or direct the disposition: -0-

     (c) Mr. Polak did not enter into any transactions in the Common Stock of the Company within the last sixty days.

     (d) Apart from Mr. Polak, under the terms of the operating agreement of NTS, other members of NTS who own approximately 62.5% of NTS would share accordingly in dividends and any proceeds from the sale by NTS of the Common Stock or the shares underlying the Option.

     (e)   Not applicable.


Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer.

     Other than the Investor's Agreement attached as Exhibit 1 hereto, the Stockholders' Agreement attached as Exhibit 2 hereto, the Merger Agreement attached as Exhibit 3 hereto, and Joint Acquisition Statement attached as
Exhibit 4 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.     Materials to be Filed as Exhibits.

     There is filed herewith as Exhibit 1 the Investor's Agreement described above, as Exhibit 2 the Stockholders' Agreement described above, as Exhibit 3 the Merger Agreement described above and as Exhibit 4, a written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.




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CUSIP NO. 641074109                     13D                  PAGE 8 OF 8 PAGES




SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.




DATED:  September 21, 2001
                                    /s/  David A. Polak
                                    ----------------------
                                    David A. Polak, individually, and as
                                    managing member of
                                    NTS Investors, LLC

                                INDEX TO EXHIBITS



EXHIBIT
NUMBER              DESCRIPTION
------              -----------

1 Form of Investor's Agreement dated as of September 12, 2001, by and among Nestor, Inc. and NTS Investors, LLC

2 Form of Stockholders' Agreement dated as of September 12, 2001, by and among Nestor, Inc., NTS Investors, LLC, Alan Wiener, Alvin Siteman and Robert Carroll

3 Form of Agreement and Plan of Merger dated as of June 14, 2001 by and among Nestor, Inc., Nestor Merger Sub Corp. and Nestor Traffic Systems, Inc.

4 Joint Acquisition Statement by and between David A. Polak and NTS Investors, LLC dated September 21, 2001



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